Exhibit (d)(1)(iv)

FORM OF

March 1, 2013

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

Effective January 21, 2011, del Rey Global Investors, LLC (“del Rey”) was added as a sub-adviser to the ING International Value Fund (the “Fund”) resulting in a reduction in the blended sub-advisory rate payable by ING Investments, LLC (“ING Investments”) on behalf of the Fund.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction, if a benefit exists, based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from March 1, 2013 through March 1, 2014.  The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to the January 21,2011 addition of del Rey (the “Expense Reductions”) — the aggregate blended sub-advisor fee rates after the Expense Reductions.)

The Reduction shall be limited to an annual maximum of 50% of the savings to ING Investments, based on the level of assets transferred from the investment sleeve managed by Brandes Investment Partners, L.P. to del Rey on January 21, 2011.

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7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Mayflower Trust

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

Todd Modic
Senior Vice President
ING Investments, LLC

Agreed and Accepted:
ING Mayflower Trust
(on behalf of the Fund)

By:
Kimberly A. Anderson
Senior Vice President